UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _________________________
FORM SD

SPECIALIZED DISCLOSURE REPORT
_________________________

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-19271	01-0393723
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One IDEXX Drive, Westbrook, Maine	4092
(Address of principal executive offices)	(ZIP code)

Sharon E. Underberg
Executive Vice President,
General Counsel and Corporate Secretary
(207) 556-0300
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period for which the information in this Form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report for the calendar year ended December 31, 2025 is provided as an exhibit to this Specialized Disclosure Report on Form SD and is available on our website at www.idexx.com. References to our website are inactive textual references and is provided for convenience only, and the information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report contemplated by Item 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits

Exhibit 1.01 -	Conflict Minerals Report for the calendar year ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IDEXX LABORATORIES, INC. (registrant)

By:	/s/ Sharon E. Underberg	Date: June 1, 2026
Sharon E. Underberg
Executive Vice President, General Counsel and Corporate Secretary

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